UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 7)*
                    Under the Securities Exchange Act of 1934

                             SCITEX CORPORATION LTD.
                             -----------------------
                                (Name of Issuer)

            Ordinary Shares, NIS 0.12 nominal (par) value per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    809090103
                                    ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Tao Tsuot Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)   [X]
                                                                    (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                       [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF      7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY   8   SHARED VOTING POWER: 305,893 Ordinary Shares *
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH    10  SHARED DISPOSITIVE POWER: 305,893 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 305,893 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.80%

14  TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov and Tao Tsuot Ltd. are the beneficial owners of the 305,893 Ordinary Shares of the Issuer. Tao Tsuot Ltd. directly holds the Issuer's 305,893 Ordinary Shares. Mr. Ben Dov holds 84.73% of the shares of Tao Tsuot Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 305,893 Ordinary Shares of the Issuer held by Tao Tsuot Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Suny Electronics Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)   [X]
                                                                    (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                       [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8   SHARED VOTING POWER: 4,720,935 Ordinary Shares *
OWNED BY
EACH              9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10  SHARED DISPOSITIVE POWER: 4,720,935 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 4,720,935 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.40%

14  TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 4,720,935 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 4,720,935 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 65.81% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,720,935 Ordinary Shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ben Dov Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)   [X]
                                                                    (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                       [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7   SOLE VOTING POWER: 54,825
SHARES
BENEFICIALLY      8    SHARED VOTING POWER: 4,720,935 Ordinary Shares *
OWNED BY
EACH              9    SOLE DISPOSITIVE POWER: 54,825
REPORTING
PERSON WITH       10   SHARED DISPOSITIVE POWER:  4,720,935 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 4,775,769 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.55%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr.  Ben  Dov,  Ben Dov  Holdings  Ltd.  and  Suny  Electronics  Ltd.  are the
beneficial owners of the 4,720,935 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 4,720,935 Ordinary Shares, Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 65.81% of the shares of Suny Electronics Ltd. Ben Dov Holdings directly holds an additional 54,825 Ordinary Shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,775,796 Ordinary Shares of the Issuer held by Suny Electronics Ltd. and Ben Dov Holdings Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ilan Ben Dov
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a)   [X]
                                                                    (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                       [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER            7   SOLE VOTING POWER: 16,773
OF SHARES
BENEFICIALLY      8   SHARED VOTING POWER: 5,081,653 Ordinary Shares *
OWNED BY
EACH              9   SOLE DISPOSITIVE POWER: 16,773
REPORTING
PERSON WITH       10  SHARED DISPOSITIVE POWER: 5,081,653 Ordinary Shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 5,098,426 Ordinary Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.39%

14  TYPE OF REPORTING PERSON:  IN

-----------------------------
* Mr. Ben Dov and Tao Tsuot Ltd. are the beneficial owners of 305,893 Ordinary Shares of the Issuer. Tao Tsuot Ltd. directly holds the 305,893 Ordinary Shares of the Issuer. Mr. Ben Dov holds 84.73% of the shares of Tao Tsuot Ltd. Mr. Ben Dov, Ben Dov Holdings Ltd. Suny Electronics Ltd. are the beneficial owners of 4,720,935 Ordinary Shares of the Issuer. Suny Electronics Ltd. directly holds the Issuer's 4,720,935 Ordinary Shares. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 65.81% of the shares of Suny Electronics Ltd. Mr. Ben Dov and Ben Dov Holdings are the beneficial owners of 54,825 Ordinary Shares of the Issuer that are directly held by Ben Dov Holdings. Mr. Ben Dov directly holds an additional 16,773 Ordinary Shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 5,098,426 Ordinary Shares of the Issuer held by himself, Tao Tsuot Ltd., Suny Electronics Ltd. and Ben Dov Holdings.

     This Amendment No. 7 to the Statement on Schedule 13D dated July 22, 2004, and previously amended on July 12, 2005, is being filed to report the purchase by Tao Tsuot Ltd. ("Tao"), Suny Electronics Ltd. ("Suny"), Ben Dov Holdings Ltd. ("Ben Dov Holdings") and Mr. Ilan Ben Dov of an aggregate of 522,761 ordinary shares, nominal par value NIS 0.12 per share, (the "Ordinary Shares") of Scitex Corporation Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43rd Floor, Tel Aviv 67023, Israel.

Item 2. Identity and Background

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     This Statement is being filed by Tao, Suny, Ben Dov Holdings and Mr. Ilan Ben Dov.

     Mr. Ben Dov, a citizen of Israel, is principally employed as the chief executive officer and the chairman of the board of directors of Ben Dov Holdings, the chief executive officer and the chairman of the board of directors of Suny and the chairman of the board of directors of Tao. Mr. Ben Dov's business address is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

     Ben Dov Holdings is a private company incorporated under the law of the State of Israel. Its principal business is investment. The address of its principal business and principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277. Ben Dov Holdings is 100% owned by Mr. Ben Dov.

     Suny is a public company incorporated under the law of the State of Israel. Suny's shares are traded on the Tel Aviv Stock Exchange. Ben Dov Holdings holds 65.81% of Suny's outstanding shares, Suny Telecom, (1994) Ltd., a wholly owned subsidiary of Suny, holds 8.57% of Suny's shares, Mr. Shahar Landaw, Suny's joint chief executive officer holds 0.16% of Suny's shares, Mr.Offer Kedar, Suny's joint chief executive officer holds 0.13% of Suny's shares and the remaining 25.33% of Suny's shares is held by the public. Suny's principal business is the importation and distribution, through its subsidiaries, of cellular phones. The address of its principal business and principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

     Tao is a public company incorporated under the law of the State of Israel. Tao's shares are traded on the on the maintenance list of the Tel Aviv Stock Exchange. Mr. Ben Dov holds 84.73% of Tao's outstanding shares, Mr. Yossi Arad, Tao's chief executive officer, holds 0.18% of Tao's outstanding shares and the remaining 15.09% of the outstanding shares of Tao are held by the public. Tao is a holding company. The address of its principal business and principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

     During the last five years, none of Mr. Ben Dov, Ben Dov Holdings Suny or Tao has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     From July 11, 2005, through September 22, 2005, Suny purchased an aggregate of 145,270 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 145,270 Ordinary Shares was $936,413, all of which amount was paid by Suny from its working capital.

     From August 15, 2005, through September 22, 2005, Tao purchased an aggregate of 305,893 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 305,893 Ordinary Shares was 1,899,690$ all of which amount was paid by Tao from its working capital.

     From July 11, 2005, through September 22, 2005, Ben Dov Holdings purchased an aggregate of 54,825 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 54,825 Ordinary Shares was $336,057, all of which amount was paid by Ben Dov Holdings from its working capital

     On June 20, 2005 Mr. Ben Dov purchased 16,773 Ordinary Shares of the Issuer in one transaction. The purchase price of such 16,773 Ordinary Shares was $97,834, all of which amount was paid by Mr. Ben Dov from his personal funds.

Item 4. Purpose of Transaction.
        -----------------------

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The 522,761 Ordinary Shares purchased by Suny, Tao, Ben Dov Holdings and Mr. Ben Dov during the period June 20, 2005, through September 22, 2005 were purchased for portfolio investment purposes.

     Suny, Tao, Ben Dov Holdings and Mr. Ben Dov currently do not have any plan or proposal, which relates to or would result in

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

     However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Tao, Suny, Ben Dov Holdings and Mr. Ben Dov, and in his capacity as chairman of the board of directors of Tao and director and executive officer of Suny or Ben Dov Holdings.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) Mr. Ben Dov, Ben Dov Holdings and Suny are the beneficial owners of 4,720,935 Ordinary Shares, which constitute approximately 12.40% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on September 22, 2005.

     Mr. Ben Dov and Ben Dov Holdings are the beneficial owners of 54,825 Ordinary Shares, which constitute approximately 0.14% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on September 22, 2005.

     Mr. Ben Dov and Tao are the beneficial owners of 305,893 Ordinary Shares, which constitute approximately 0.77% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on September 22, 2005.

     Mr. Ben Dov is the beneficial owner of 16,773 Ordinary Shares, which constitute approximately 0.04% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on September 22, 2005.

     (b) Mr. Ben Dov, Ben Dov Holdings and Suny have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,720,935 Ordinary Shares currently beneficially owned by Mr. Ben Dov, Ben Dov Holdings and Suny.

     Mr. Ben Dov and Tao have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 305,893 Ordinary Shares currently beneficially owned by Mr. Ben Dov and Tao.

     Mr. Ben Dov and Ben Dov Holdings have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 54,825 Ordinary Shares currently beneficially owned by Mr. Ben Dov and Tao.

     Mr. Ben Dov has sole power to vote or direct the vote and the shared power to dispose or direct the disposition of the 16,773 Ordinary Shares currently beneficially owned by him.

     (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Suny, Tao, Ben Dov Holdings and Mr. Ben Dov since the filing of Amendment No. 6 to Schedule 13D, on July 12, 2005. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange and on the NASDAQ National Market.




                                            Number of
       Date of Purchase by Suny         Ordinary Shares         Price Per Share*
       ------------------------         ---------------         ----------------
           July 11, 2005                      4,000                 6.126
           July 12, 2005                      8,000                 6.194
           July 13, 2005                      7,950                 6.179
           July 14, 2005                     10,100                 6.224
           July 17, 2005                      1,000                 6.265
           July 18, 2005                      3,700                 6.247
           July 19, 2005                      4,500                 6.277
           July 20, 2005                      4,100                 6.326
           July 21, 2005                      2,000                 6.371
           July 22, 2005                      7,200                 6.242
           July 24, 2005                     10,000                 6.361
           July 25, 2005                     18,800                 6.351
           July 26, 2005                      4,000                 6.435

           July 27, 2005                      1,020                 6.630
           August 2, 2005                     1,000                 6.914
           August 3, 2005                     1,000                 6.929
           August 4, 2005                     3,000                 6.857
           August 7, 2005                    14,000                 6.710
           August 9, 2005                     4,200                 6.560
           August 10, 2005                    5,000                 6.627
           August 11, 2005                    5,000                 6.532
           August 12, 2005                   18,750                 6.814
           August 17, 2005                    6,950                 6.370


                                           Number of
       Date of Purchase by Tao          Ordinary Shares         Price Per Share*
       -----------------------          ---------------         ----------------
           August 15, 2005                   20,900                 6.471
           August 16, 2005                   15,000                 6.382
           August 17, 2005                    9,877                 6.427
           August 18, 2005                   23,182                 6.363
           August 21, 2005                   15,163                 6.429
           August 22, 2005                    6,718                 6.361
           August 23, 2005                   12,950                 6.288
           August 24, 2005                   19,000                 6.261
           August 25, 2005                    1,270                 6.136
           August 28, 2005                    3,000                 6.179
           August 29, 2005                   25,600                 6.206
           August 31, 2005                    3,500                 6.215
           September 1, 2005                 11,351                 6.206
           September 4, 2005                 19,639                 6.166
           September 5, 2005                  4,400                 6.202
           September 6, 2005                  3,000                 6.121
           September 7, 2005                 18,823                 6.117
           September 8, 2005                  8,800                 6.057
           September 11, 2005                31,637                 6.002
           September 12, 2005                22,155                 5.998
           September 13, 2005                 2,000                 6.036
           September 14, 2005                23,260                 6.073
           September 18, 2005                   230                 6.302
           September 19, 2005                 3,000                 6.091
           September 20, 2005                   127                 6.112
           September 21, 2005                 1,311                 6.078



          Date of Purchase by             Number of
         Mr. Ben Dov Holdings           Ordinary Shares         Price Per Share*
         --------------------           ---------------         ----------------
           August 29, 2005                   12,300                  6.20

            September 1, 2005                  9,000                  6.20
            September 5, 2005                  4,500                  6.17
            September 7, 2005                    400                  6.07
            September 14, 2005                   710                  5.94
            September 15, 2005
                                              27,915                  6.07






           Date of Purchase by             Number of
               Mr. Ben Dov               Ordinary Shares        Price Per Share*
          --------------------           ---------------        ----------------
            June 20, 2005                     16,773                 5.832


-------------

*    Does not include broker's commissions.

     Except for such transactions, Suny, Tao, Ben Dov Holdings and Mr. Ben Dov have not effected any transactions in the Ordinary Shares since September 22, 2005.

     (d) No person other than Suny, Tao, Ben Dov Holdings and Mr. Ben Dov has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 22 , 2005




                                          /s/Ilan Ben Dov
                                          ---------------
                                          Mr. Ilan Ben Dov


                                          SUNY ELECTRONICS LTD.


                                          By: /s/Ilan Ben Dov
                                              ---------------
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors


                                          BEN DOV HOLDINGS LTD.


                                          By: /s/Ilan Ben Dov
                                              ---------------
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors



                                          TAO TSUOT LTD.


                                          By: /s/Ilan Ben Dov
                                              ---------------
                                              Mr. Ilan Ben Dov
                                              Chairman of the Board of Directors

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


     The  undersigned  hereby agree that the attached  Amendment to Statement on
Schedule 13D relating to the Ordinary Shares, NIS 0.12 nominal (par) value per share of Scitex Corporation Ltd. is filed on behalf of each of them.

Dated:  September 22, 2005



                                          /s/Ilan Ben Dov
                                          ---------------
                                          Mr. Ilan Ben Dov


                                          SUNY ELECTRONICS LTD.


                                          By: /s/Ilan Ben Dov
                                              ---------------
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors


                                          BEN DOV HOLDINGS LTD.


                                          By: /s/Ilan Ben Dov
                                              ---------------
                                              Mr. Ilan Ben Dov
                                              Chief Executive Officer and
                                              Chairman of the Board of Directors



                                          TAO TSUOT LTD.


                                          By: /s/Ilan Ben Dov
                                              ---------------
                                              Mr. Ilan Ben Dov
                                              Chairman of the Board of Directors